ETF SECURITIES USA LLC

c/o ETF Securities Representative Office

2 London Wall Buildings, 6th Floor

London, EC2M 5UU, UK

May 24, 2010

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1, (File No. 333-164407)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ETFS Palladium Trust (the “Trust”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. (EDT) on May 26, 2010, or as soon thereafter as practicable.

In requesting such acceleration, the Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy or accuracy of the disclosure in the Registration Statement, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Graham Tuckwell
Graham Tuckwell
President & Chief Executive Officer
ETF Securities USA LLC

cc (w/enclosures):	Ms. Tracey McNeil Mr. Roger Schwall Ms. Sandra Eisen Ms. Kathleen H. Moriarty Mr. Peter J. Shea